EXHIBIT 12.1

	For the years ended February 28, 2003						For the six months ended

	2003	2002		2001	2000	1999	August 31, 2003
	(in thousands)
Pre-tax income (loss) from continuing operations before adjustment for minority interests and extraordinary items	$52,573	$(17,975)		$37,259	$12,006	$26,953	$12,482

Fixed charges:
Interest expense	30,576	34,297		46,461	41,444	42,852	8,715
Amortized debt issuance costs	4,104	4,480		4,627	4,430	5,040	746
Rental expense—33%	11,049	9,583		4,099	6,689	5,617	2,999

Total fixed charges	$45,729	$48,360		$55,187	$52,563	$53,509	$12,460

Pre-tax income (loss) from continuing operations before adjustment for minority interests and extraordinary items plus fixed charges	$98,302	$30,385		$92,446	$64,569	$80,462	$24,942

Ratio of earnings to fixed charges	2.2	(a	)	1.7	1.2	1.5	2.0

(a)	Due to the registrant’s loss in fiscal 2002, the ratio of coverage was less than 1:1. The registrant must generate additional earnings of $17,975 to achieve coverage of 1:1.